Eric J. Gervais Partner 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

May 6, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Larry L. Greene, Senior Counsel

Re:	Tortoise MLP Corp. (the “Company”)
Dear Larry:

On April 23, 2010, the Company filed via EDGAR a Registration Statement on Form N-2 under the Securities Act of 1933 for an offering of the Company’s common shares (the “Registration Statement”).  As you recently discussed with Steve Carman of our office, the Company and Tortoise Energy Capital Corporation (“TYY”) both invest in a portfolio consisting primarily of master limited partnerships and their affiliates in the energy infrastructure sector.  As such, much of the disclosure found in the Registration Statement is nearly identical to that found in the Shelf Registration Statement on Form N-2 of TYY declared effective on May 8, 2009 (the “TYY Registration Statement”) and for which you were the SEC reviewer.  Specifically, the disclosure in the Registration Statement regarding investment securities under the heading “Investment Objective and Principal Investment Strategies” and the disclosure under the headings “Leverage,” “Risk Factors,” “Management of the Company,” “Closed-End Company Structure,” “Certain Federal Income Tax Matters,” “Determination of Net Asset Value,” “Automatic Dividend Reinvestment Plan,” “Description of Securities” and “Certain Provisions in our Charter and Bylaws” is nearly identical to that found in the TYY Registration Statement.

Based on the foregoing, we are hereby requesting selective review of the Registration Statement. Please call me at (816) 983-8362 or Steve Carman at (816) 983-8153 with any questions you may have.

Sincerely,

/s/ Eric J. Gervais
Eric J. Gervais